Exhibit 99.1

Altamira Therapeutics Provides Business Update, Reports Full Year 2024 Financial Results

●	Management to host conference call today, April 30, at 8:00 a.m. EDT

●	RNA delivery business progressing with platform development, new applications and collaborations

●	Plans to partially spin off RNA delivery business

●	Cash used in operations more than halved in 2024 - finished year with shareholders’ equity of $6.6 million

HAMILTON, BERMUDA -- April 30, 2025 -- Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (OTCQB:CYTOF), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today provided a business update and reported its full year 2024 financial results.

“Altamira made great progress in its core business of RNA delivery in 2024,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “The successful testing of our xPhore platform with circular RNA, an emerging and very potent RNA modality, was just one major achievement among many others. We look forward to developing and supplying innovative nanoparticles to partners in pharma and biotech for the safe and effective delivery of various types of RNA molecules to targets beyond the liver. To maximize the potential of our RNA delivery business, we took the first steps towards partially spinning it off to private equity investors. We intend to complete this process in the coming months.”

RNA Delivery

In 2024, Altamira made further progress with the development of its peptide based xPhore™ nanoparticle platform. The technology allows for extrahepatic RNA delivery, in particular to sites of inflammation, a hallmark of cancer, inflammatory and autoimmune diseases. Once inside target cells, the nanoparticles disassemble and release their RNA payload at substantially higher rates than lipid nanoparticles (LNPs), the current industry standard. In August 2024, part of the Company’s expanding research and development team moved to the Switzerland Innovation Park in Allschwil near Basel. At the new location, the Company has access to modern and well-equipped lab facilities to support its growing activities.

The key focus for the development activities has been on nanoparticle formulation and process development for nanoparticle manufacturing. Important progress was achieved with the development and refinement of analytical methods, the reproducibility of manufacturing and stability of the nanoparticles. Further, the xPhore™ platform was successfully tested also for circular mRNA (circRNA). In vitro experiments demonstrated successful transfection of cells and significantly higher protein expression than with linear mRNA, based on which the Company filed a provisional patent application with the United States Patent Office (USPTO). CircRNA has been attracting substantial interest in drug development thanks to enhanced protein expression and greater stability compared to linear mRNA.

Altamira is pursuing with the RNA delivery business a ‘picks and shovels’ strategy based on the licensing of its xPhore™ platform technology to partners in the biotech and pharma industry for use in their own RNA drug product development programs. The platform is adapted for the specific requirements of different RNA modalities: OligoPhore™ for oligonucleotides, SemaPhore™ for linear mRNA, and CycloPhore™ for circRNA.

To date, the Company has set up collaborations with three partners, of which two were initiated in 2024:

●	With Belgium-based Univercells Group Altamira is evaluating the use of the SemaPhore platform for the delivery of mRNA vaccines. Thanks to lower mRNA loss during cell entrance, the nanoparticles may allow for using lower doses and thus result in potentially more effective and efficient vaccines.

●	With an undisclosed partner in the radiopharmaceutical sector Altamira will test in vitro and in vivo the use of nanoparticles with a certain payload in conjunction with one of the partner’s proprietary radiopharmaceuticals for cancer treatment. Radiopharmaceutical therapy uses tiny amounts of radioactive compounds which find their way to a tumor through the bloodstream and bind to a tumor-specific receptor.

Altamira expects to sign up at least two more partners in the course of 2025.

The Company intends to grow the RNA delivery business, which it operates through its Swiss subsidiary Altamira Therapeutics AG (“ATAG”), by involving private equity investors for its funding. Altamira aims to spin off a majority of ATAG’s share capital and has initiated the process for the legal and organizational carve-out of the entity.

Legacy Assets

Altamira made further progress also with its non-core activities (“legacy assets”). The Company’s associate Altamira Medica AG (“Medica”), which commercializes Bentrio®, a drug free, preservative free nasal spray for the treatment of allergic rhinitis, agreed with two of its international distributors on the expansion of their exclusive distribution territories (Southeast Asia, parts of Scandinavia). Marketing approval for Mainland China is expected for 2025. With the USPTO’s allowance of a patent covering the composition of Bentrio®, a major milestone was reached for the intended US commercialization. Bentrio® has already been cleared by the FDA and shall be marketed in the US through a licensing partner; discussions are ongoing. In Europe, Medica is in the process of transitioning Bentrio® from a Class I to a Class IIa medical device under the new EU Medical Device Regulation (MDR).

Partnering discussions are also ongoing regarding AM-125, a patented nasal spray for the treatment of acute vestibular syndrome (AVS), a very frequent type of dizziness, which may be developed also for various other disorders of the central nervous system. AM-125 is a reformulation of betahistine, a histamine analog, which in the traditional oral formulation is the standard of care treatment for vertigo in many countries around the world, but currently not approved in the US. Further legacy assets intended for partnering include AM-111, a cell-penetrating peptide for the treatment of acute hearing loss, which has orphan drug designation and is in Phase 3 clinical development, as well as AM-102, an oral small molecule for the treatment of tinnitus (preclinical stage).

Full Year 2024 Financial Results and Outlook

Following the partial divestiture of the Bentrio® business in November 2023, related activities were reclassified and reported as discontinued operations for the time up to the transaction. Continuing operations comprise the RNA delivery development programs as well as those related to AM-125.

●	Total operating loss from continuing operations increased from $6.6 million in 2023 to $6.9 million in 2024. Research and development expenses were $3.7 million in 2024 vs. $3.4 million in 2023. General and administrative expenses decreased from $3.5 million in 2023 to $3.2 million in 2024.

●	Net finance expense decreased from $1.5 million in 2023 to $0.8 million in 2024 primarily as the Company incurred no more interest expenses (2023: $1.1 million). The Company’s share of the loss of its 49% associate Altamira Medica amounted to $0.8 million in 2024 vs. $44 thousand in 2023; the latter related only to the period from the sale of 51% of Medica’s share capital in November to year-end.

●	The Company’s net loss for 2024 was $8.5 million compared with $4.3 million in the previous year. In 2023, discontinued operations contributed a profit of $3.8 million, reflecting an accounting gain of $5.8 million on the partial sale of Medica.

●	Cash used in operations decreased from $12.8 million in 2023 to $6.1 million in 2024. Investing activities consumed $0.1 million in cash in 2024, after having provided $1.6 million in 2023, reflecting mainly the Medica transaction. Financing activities provided $6.5 million of cash inflow in 2024 vs. $11.8 million in 2023. Cash and cash equivalents on December 31, 2024, rose to $1.0 million from $0.7 million at December 31, 2023.

●	Shareholders’ equity was $6.6 million at the end of 2024 vs. $7.7 million at December 31, 2023. The Company continued to have no financial debt outstanding.

Upon completion of the planned partial spin-off of its ATAG subsidiary, Altamira expects its operating expenses to decrease significantly. The Company expects to fund its operations from its cash position, proceeds from the sale of ATAG shares to private equity investors, the partnering or divestiture of legacy assets as well as from the provision of services for affiliates. Altamira intends to update its financial guidance as and when material new information will become available, notably on the planned partial spin-off of ATAG.

FY2024 Investor Webcast Details

Altamira’s Senior Management will hold an investor call today, Wednesday, April 30, 2025, at 8:00 a.m. EDT to present its business update and the Company’s full-year 2024 results.

●	Event: Altamira Therapeutics Full Year 2024 Financial Results and Business Update Call

●	Date: Wednesday, April 30, 2025

●	Time: 8:00 am EDT

●	Webcast URL: https://edge.media-server.com/mmc/p/7t3h98aw

Registration for Call

https://register-conf.media-server.com/register/BI95acee4618c44d05a56b78125b22638d

●	Click on the call link and complete the online registration form.

●	Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.

●	Select a method for joining the call.

o	Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone.

o	Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

The call will be in listen-only mode.

Conference Call Replay

A replay of the call will be available after the live event and accessible through the webcast link:

https://edge.media-server.com/mmc/p/7t3h98aw

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2024 and 2023
(in US$)

	2024	2023(1)
Other operating income	75,292	284,462
Research and development	(3,727,005)	(3,378,312)
General and administrative	(3,199,201)	(3,490,568)
Operating loss	(6,850,914)	(6,584,418)
Finance income	3,327	394,092
Finance expense	(836,788)	(1,856,956)
Share of loss of an associate	(773,373)	(44,025)
Loss before tax	(8,457,748)	(8,091,307)
Income tax gain/(loss)	-	-
Net loss from continuing operations	(8,457,748)	(8,091,307)
Discontinued operations:
Profit/(loss) after tax from discontinued operations	-	3,785,047
Net loss attributable to owners of the Company	(8,457,748)	(4,306,260)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $0	(250,448)	34,683
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $0	445,295	360,862
Share of other comprehensive income of an associate	19,295	7,645
Other comprehensive income, net of taxes of $0	214,142	403,190
Total comprehensive loss attributable to owners of the Company	(8,243,606)	(3,903,070)
Loss per share(2)
Basic and diluted loss per share	(2.99)	(8.77)
Basic and diluted loss per share from continuing operations	(2.99)	(16.47)

(1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars.

(2)	Weighted average number of shares outstanding: 2024: 2,832,299; 2023: 491,258.

Consolidated Statement of Financial Position
As of December 31, 2024 and 2023
(in US$)

	December 31, 2024	December 31, 2023(1)
ASSETS
Non-current assets
Property and equipment	100,000	1
Right-of-use assets	349,905	95,198
Intangible assets	4,627,072	4,627,072
Other non-current financial assets	103,345	95,070
Investment in an associate	1,931,335	2,872,623
Total non-current assets	7,111,657	7,689,964

Current assets
Other receivables	351,331	88,916
Prepayments	190,524	337,293
Derivative financial instruments	-	293,630
Cash and cash equivalents	998,624	733,701
Total current assets	1,540,479	1,453,540

Total assets	8,652,136	9,143,504

EQUITY AND LIABILITIES
Equity
Share capital	9,324	2,956
Share premium	(1,522,747)	23,889,332
Other reserves	11,109,165	5,129,585
Accumulated deficit	(3,030,636)	(21,346,630)
Total shareholders’ equity attributable to owners of the Company	6,565,106	7,675,243

Non-current liabilities
Non-current lease liabilities	238,691	-
Employee benefit liability	684,075	411,917
Total non-current liabilities	922,766	411,917

Current liabilities
Current lease liabilities	122,362	118,430
Trade and other payables	552,049	523,367
Accrued expenses	489,853	414,547
Total current liabilities	1,164,264	1,056,344
Total liabilities	2,087,030	1,468,261
Total equity and liabilities	8,652,136	9,143,504

(1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars.

About Altamira Therapeutics

Altamira Therapeutics (OTCQB:CYTOF) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (xPhore™ platform). The versatile delivery platform is suited for different RNA modalities, including siRNA, mRNA and circRNA, and made available to pharma or biotech companies through out-licensing. The Company has two proprietary flagship programs based on xPhore™ and siRNA payloads: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which owns its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit:

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the success of strategic transactions, including licensing or partnering, with respect to Altamira’s legacy assets, Altamira’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the clinical utility of Altamira’s product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s intellectual property position and Altamira’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s Annual Report on Form 20-F for the year ended December 31, 2024, and in Altamira’s other filings with the Securities Exchange Commission (“SEC”), which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor Contact:

Hear@altamiratherapeutics.com